UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

LABORATORY CORPORATION OF

AMERICA HOLDINGS

(Exact Name of Registrant as Specified in Charter)

Delaware	1-11353	13-3757370
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File No.)	(I.R.S. Employer Identification Number)

358 South Main Street, Burlington, North Carolina	27215
(Address of Principal Executive Offices)	(Zip Code)

Tiana Ayotte, SVP, Compliance Counsel, 336-436-5010

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Laboratory Corporation of America® Holdings and its consolidated subsidiaries (the “Company”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”) for the year ended December 31, 2013.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are cassiterite, columbite-tantalite, wolframite and gold, including their derivatives, which are limited to tin, tantalum and tungsten (“3TG”). The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

The Company determined that in 2013, the Company manufactured, or contracted to manufacture, a product for which 3TG is necessary to the functionality or production of the product. As a result of this determination, the Company conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the 3TG in its product. The RCOI was reasonably designed to determine whether the 3TG found in the product originated in the Covered Countries or are from recycled or scrap sources. Based on the RCOI, the Company determined that it reasonably believes that the 3TG came from recycled or scrap sources.

The elements of the Company’s RCOI were: the identification of the suppliers of the 3TG contained in the product; data collection; and the assessment to determine whether further due diligence was required.

•	Identification of the suppliers: The Company identified the direct material supplier of the 3TG contained in the product (the “First-Tier Supplier”).

•	Data collection: To collect information on the 3TG contained in the product from the First-Tier Supplier, the Company prepared a questionnaire which requested information on the origin of the 3TG, including (i) whether the 3TG originated in the Covered Countries, (ii) whether the 3TG came from recycled or scrap sources and (iii) whether the 3TG was sourced from other upstream suppliers (the “Questionnaire”). The Company sent the Questionnaire to the First-Tier Supplier and also requested that the First-Tier Supplier send the Questionnaire to the upstream suppliers of the 3TG in its supply chain. The Company received responses from the First-Tier Supplier and from its supplier’s upstream suppliers.

•	Assessment: Responses from the First-Tier Supplier and other upstream suppliers were reviewed by the Company to assess the adequacy of such responses. The Company also made follow-up requests with the First-Tier Supplier and other upstream suppliers to obtain additional information regarding the source of the 3TG in its supply chain.

The data collected by the Company from its First-Tier Supplier and its upstream suppliers included an origin declaration from an upstream supplier two tiers above the First-Tier Supplier (the “Third-Tier Supplier”) that indicated that the 3TG supplied to the Company came from recycled or scrap sources. The Company also collected data from an upstream supplier who purchased the 3TG directly from the Third-Tier Supplier (the “Second-Tier Supplier”) that indicated that the Second-Tier Supplier has a Position Statement on Conflict Minerals (the “Statement”) that states that the Second-Tier Supplier annually conducts an RCOI in order to provide reasonable assurance that its suppliers do not supply to the Second-Tier Supplier, directly or indirectly from their own suppliers, any 3TG from Covered Countries. Pursuant to this Statement, the Second-Tier Supplier will immediately discontinue procurement activities from a supplier if it concludes that a supplier has sourced, directly or indirectly, any 3TG from Covered Countries.

Based on the data collected by the Company through the RCOI, the Company reasonably believes that the 3TG used in its product manufactured in 2013 came from recycled or scrap sources. Accordingly, the Company determined that no additional due diligence measures were required to be taken.

This information is publicly available at:

http://phx.corporate-ir.net/External.File?item=UGFyZW50SUQ9MjM1NzA0fENoaWxkSUQ9LTF8VHlwZT0z&t=1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 2, 2014	LABORATORY CORPORATION OF AMERICA HOLDINGS

	By:	/s/ F. Samuel Eberts III
F. Samuel Eberts III
Chief Compliance Officer